SECOND AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

This SECOND AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is effective as of December 31, 2024 by and between Symmetry Panoramic Trust, a Delaware statutory trust (the "Trust"), on behalf of the series of the Trust listed on Appendix A hereto, as such Appendix may be amended from time to time (the "Funds"), and Symmetry Partners, LLC (the "Adviser"), the investment adviser to the Funds.

RECITALS:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated August 9, 2018 (the "Advisory Agreement"); and

WHEREAS, the Funds are responsible for payment of their expenses that have not been assumed by the Adviser pursuant to the Advisory Agreement or by another person; and

WHEREAS, the Adviser and the Funds previously agreed, pursuant to that certain Amended and Restated Operating Expenses Limitation Agreement dated November 1, 2019, as subsequently amended from time to time (the "Prior Expenses Limitation Agreement"), that the Adviser would limit each Fund's Operating Expenses (as that term was defined in Prior Expenses Limitation Agreement) to the levels provided in the Prior Expenses Limitation Agreement; and

WHEREAS, the Prior Expenses Limitation Agreement provided that the Prior Expenses Limitation Agreement must be annually renewed by the Funds' Board of Trustees to continue in effect for an additional one-year period; and

WHEREAS, (i) the Adviser desires to continue limiting each Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, (ii) the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits, and (iii) each of the Adviser and the Trust desires for this Agreement to automatically renew for Successive Fee Waiver Periods (as defined herein) instead of requiring annual approval by the Funds' Board of Trustees.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.       Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's average daily net assets for the month, to the amounts listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month and annualized, exceed its Annual Limit, the Adviser will waive its advisory or other fees or make a payment to the Funds, on a monthly basis, in an amount equal to the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a "Fund Reimbursement Payment").

2.       Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of a Fund and including the Adviser's investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-I fees and/or shareholder services fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of a Fund's officers and Trustees, and contractual indemnification of an affected Fund's service providers (other than the Adviser)).

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3.       Reimbursement of Fees and Expenses. The Adviser retains its right to receive in future years on a rolling three year basis, reimbursement from a Fund of any Fund Reimbursement Payments made by such Adviser pursuant to this Agreement, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A at the time of the Fund Reimbursement Payment.

4.       Term. This Agreement shall continue in effect with respect to the Funds until the date indicated on Appendix A ("Initial Term End Date") and thereafter shall continue in effect from year to year for successive one-year periods (each, a "Successive Expense Limitation Period"); unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.       Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Trust's Board of Trustees, on behalf of the Funds, upon sixty (60) days' written notice to the Adviser. This Agreement may be terminated by the Adviser upon sixty (60) days' written notice to the Trust, effective as of the close of business on the Initial Term End Date or as of the close of business on the last day of the then-current Successive Expense Limitation Period. This Agreement may not otherwise be terminated by the Adviser without the consent of the Trust's Board of Trustees. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination for the Fund.

6.       Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.       Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9.       Counterparts. This Agreement may be executed and delivered by each party hereto via facsimile and in separate counterparts, each of which when so delivered shall be deemed an original and all of which taken together shall constitute but one and the same agreement.

10.       Further Assurances. Each of the parties hereto hereby agrees that, at any time and from time to time, upon the request of any other party, said party shall promptly execute and deliver any and all further instruments and documents and take such further action as such other party may reasonably request to effectuate the purposes of this Agreement.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SYMMETRY PANORAMIC TRUST,	SYMMETRY PARTNERS, LLC

on behalf of the Funds

By: /s/ Michael Beattie	By: /s/ David E. Connelly, Jr.
Name: Michael Beattie	Name: David E. Connelly, Jr.
Title: President	Title: Principal

— Signature Page —

Second Amended and Restated

Operating Expenses Limitation Agreement

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Appendix A

Fund	Annual Limit (as a percentage of average daily net assets)	Initial Term End Date
Symmetry Panoramic US Equity Fund	0.55%	December 31, 2025
Symmetry Panoramic International Equity Fund	0.65%	December 31, 2025
Symmetry Panoramic Global Equity Fund	0.56%	December 31, 2025
Symmetry Panoramic Tax-Managed Global Equity Fund	0.42%	December 31, 2025
Symmetry Panoramic US Systematic Fixed Income Fund	0.52%	December 31, 2025
Symmetry Panoramic Municipal Fixed Income Fund	0.41%	December 31, 2025
Symmetry Panoramic Global Systematic Fixed Income Fund	0.57%	December 31, 2025
Symmetry Panoramic Alternatives Fund	0.50%	December 31, 2025

A-1

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